Exhibit 3.47

State of Delaware

Secretary of State

Division of Corporations

Delivered 06:51 PM 09/30/2011

FILED 06:36 PM 09/30/2011

SRV 111061374 - 5044804 FILE

Certificate of Formation

of

Lyon Mayfield, LLC

This Certificate of Formation of Lyon Mayfield, LLC is being duly executed and filed by the undersigned, as an authorized person, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company is Lyon Mayfield, LLC.

SECOND: The address of its registered office in the State of Delaware is 615 South DuPont Highway, Dover, Delaware 19901, County of Kent. The name of its registered agent at such address is National Corporate Research, Ltd.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Lyon Mayfield, LLC this 30th day of September, 2011.

Colin R. Murray, Authorized Person

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